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                             March 17, 2021

       Mark Manheimer
       Chief Executive Officer
       NETSTREIT Corp.
       5910 N. Central Expressway
       Suite 1600
       Dallas, TX 75206

                                                        Re: NETSTREIT Corp.
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted March 12,
2021
                                                            CIK No. 0001798100

       Dear Mr. Manheimer :

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Christina T. Roupas,
Esq.